SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*The sole purpose of this filing is to duplicate information previously filed February 24, 2003*


            Digital Power Corporation

(Name of Issuer)

           Common Stock, $0.0001 par value

(Title of Class of Securities)

			     253862106

(CUSIP Number)

Barry W. Blank, PO Box 32056, Phoenix,
Arizona 85064, (602) 870-0004
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications)

			February 20,2003
(Date of Event which Requires Filing of
this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:  if a paper filing is being made,
six copies of this statement, including
all exhibits, should be filed with the
Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing any information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SCHEDULE 13D/A


Cusip Number*

253862106


Page 2 of 5 pages



1


NAME OF REPORTING PERSON
Barry W. Blank
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON


2

CHECK THE APPROPRIATE BOX IF A
MEMBER OF A GROUP*			(a) [  ]
			(b) [  ]


3

SEC USE ONLY

4

SOURCE OF FUNDS*
PF

5

CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)    [ ]

6
CITIZENSHIP OR PLACE OF
ORGANIZATION
USA

NUMBER OF
7
SOLE VOTING POWER
450,800
of Common Stock
SHARES BENEFICIALLY

8
SHARED VOTING
POWER
None
OWNED BY REPORTING


9
SOLE DISPOSITIVE
POWER
450,800
of Common Stock
PERSON WITH
1
0
SHARED
DISPOSITIVE POWER
None
1
1
AGGREGATE AMOUNT BENEFICIALLY OWNED
BY REPORTING PERSON
450,800 shares of Common Stock
1
2
CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN
SHARES*		     [ ]
1
3
PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)
9.9%
1
4

TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT




Item 1.	Security and Issuer.

The title and class of equity securities to which this statement relates are:

			Common Stock, $0.0001 par
value.

The name, address and the principal
executive offices of the issuer of such
securities are:

Digital Power Corporation
41920 Christy Street
Freemont, CA 4538-3158
94-1721931

Item 2.	Identity and Background.

	(a)	The name of the reporting
person is Barry W. Blank.

	(b)	Mr. Blank's address is:

PO Box 32056
Phoenix, Arizona 85064

	(c)	Mr. Blank is a registered
representative employed by Murphy &
Durieu, a member of the New York Stock
Exchange, 1661 East Camelback Road, Suite
201, Phoenix, Arizona 85016.

	(d)	During the last five years Mr.
Blank has not been convicted in a criminal proceeding.

	(e)	 During the last five years
Mr. Blank was not a party to a civil
proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Mr. Blank is a citizen of the
United States.

Item 3.	Source and Amount of Funds or
Other Consideration.
These securities were
purchased by the Barry W. Blank Trust.
Mr. Blank is the Trustee and the
beneficiary of this Trust.

The source of the funds for Mr. Blank's
purchases was personal funds, none of
which is represented by funds or other
consideration borrowed or otherwise
obtained for the purpose of acquiring,
holding, trading or voting the securities, or by a loan from a bank in the ordinary course of business.

Item 4.	Purpose of Transaction.

Mr. Blank acquired the subject securities for purposes of investment and future sale. He has no plans or proposals that relate to or would result in:

	(a) The acquisition by any person of
additional securities of the issuer, or
the disposition of such securities, except that he may acquire additional securities or dispose of securities of the issuer depending upon the then current business conditions of the issuer and the economy in general;

	(b) An extraordinary corporate
transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

	(c) A sale or transfer of a material
amount of assets of the issuer or any of its subsidiaries;

	(d)  Any change in the current board
of directors and management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)  Any material change in the
current capitalization or dividend policy of the issuer;

	(f)  Any material change in the
issuer's business or corporate structure;

	(g)  Changes in the issuer's charter,
bylaws or instruments corresponding
thereto or other actions, which may impede the acquisition of control of the issuer by any person;

	(h)  Causing a class of securities of
the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)  A class of equity securities of
the issuer becoming eligible for
termination of registration pursuant to
Section 12 (g) (4) of the Securities
Exchange Act of 1934; or

	(j)  Any action similar to those
enumerated above.

Item 5.	Interest in Securities of the
Issuer.

			(a)  Mr. Blank owns, through
his Trust, 445,000 shares of Common Stock, through his IRA 5800 shares, for an aggregate of 450,800 shares, which currently represent approximately 9.9% of the outstanding shares of the Common Stock.
This amount excludes any securities that may be owned by Mr. Blank's customers in which he has no beneficial or other interest and over which he has no voting or dispositive power.

			(b)  Mr. Blank has the sole
power to vote, direct the vote, dispose
and direct the disposition of all of the issuer's securities that he owns and the shares of Common Stock. He does not share with anyone the power to vote, direct the vote, dispose or direct the disposition of any other shares or the Common Stock.

			(c)  Mr. Blank has made no
purchases or sales of the Common Stock
within the past 60 days except as set
forth herein. On February 20, 2003 M. Blank purchased 145,000 shares at a price per share of ..51 for an aggregate total of 73,983.00.

			(d)  No person other than Mr.
Blank has the right to receive or the
power to direct the receipt of dividends from, or the proceeds from the sale of the issuer's securities that he owns or the 450,800 shares of Common Stock.

			(e)  Not applicable.

Item 6.	Contracts, Arrangements,
Understandings or
Relationships with Respect to
Securities of the Issuer.

Mr. Blank is not a party to contracts,
agreements, understandings or
relationships (legal or otherwise) with
respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as
Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated:	February 28, 2003



/S/BARRY W. BLANK
________________
Barry W. Blank


CUSIP No. 253862106


Page     5     of     5    Pages